                                    FORM 18-K

           For Foreign Governments and Political Subdivisions Thereof



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                ANNUAL REPORT OF
                               THE STATE OF ISRAEL
                              (Name of Registrant)

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               Date of end of last fiscal year: December 31, 2001



                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)



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TITLE OF ISSUE                  AMOUNTS AS TO                     NAMES OF
                             WHICH REGISTRATION                 EXCHANGES ON
                                IS EFFECTIVE                  WHICH REGISTERED
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      N/A                            N/A                             N/A
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           Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission


                                  HARRY LANGMAN
                         CONSUL AND CHIEF FISCAL OFFICER
                           FOR THE WESTERN HEMISPHERE
                               MINISTRY OF FINANCE
                             OF THE STATE OF ISRAEL
                                800 SECOND AVENUE
                                   17TH FLOOR
                            NEW YORK, NEW YORK 10017

       * THE REGISTRANT IS FILING THIS ANNUAL REPORT ON A VOLUNTARY BASIS.

                          STATE OF ISRAEL (THE "STATE")

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

         (a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

                  No such modifications.

         (b) The title and the material provisions of any law, decree, or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

                  No such provisions.

         (c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

                  No such circumstances.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

         (a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

                  The internal funded debt of the State as of December 31, 2001 totaled NIS 378.9 billion.

         (b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

                  Reference is made to pages 66-68 of Exhibit D.

3. A statement giving the title, date of issue, date of maturity, interest rate, and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

         Reference is made to pages 71-80 of Exhibit D.

4.       (a)      As to each issue of securities of the registrant which is
                  registered, there should be furnished a break-down of the total amount outstanding, as shown in item 3, into the following:

                  (i) Total amount held by or for the account of the registrant.

                           As of December 31, 2001, the registrant held none.

                  (ii) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

                           Information not practicable to furnish.

                  (iii)    Total amount otherwise outstanding.

                           Not applicable.

         (b)      If a substantial amount is set forth in answer to paragraph
                  (a)(i) above, describe briefly the method employed by the registrant to reacquire such securities.

                  Not applicable.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

         (a) Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

                  As of December 31, 2001, the State had no domestic short-term floating indebtedness.

         (b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

                  As of December 31, 2001, the State had no external short-term floating indebtedness.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

         Reference is made to pages 56-60 of Exhibit D.

7.       (a)      If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

                  Not applicable.

         (b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported

                  In October 2000, all restrictions on foreign currency derivative transactions with nonresidents were abolished. As of January 15, 2002, the 5% ceiling (of assets) on investments abroad of Israeli institutional investors was increased to 20%. Starting January 1, 2003, all activities and transactions in foreign currency between Israeli residents and nonresidents will be allowed. Reference is made to page 44 of Exhibit D for further information regarding foreign exchange controls.

8. Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

         Reference is made to pages 48-55 Exhibit D.

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

         Reference is made to Tables 15 -19 of Exhibit D.

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the "Statistical Handbook of the League of Nations." (These statements need be furnished only if the registrant has published balances of international payments.)

         Reference is made to Table 14 of Exhibit D.

         The annual report comprises:

         (a)      Pages numbered 1 to 6 consecutively.

         (b)      The following exhibits:

                                     Exhibit A:  None

                                     Exhibit B:  None

                                     Exhibit C1: Copy of the State Budget
                                                 Proposal for Fiscal Year 2002
                                                 (Additional Adjustments to the
                                                 State Budget Proposal) (in
                                                 Hebrew).*

                                     Exhibit C2: Copy of the Emergency Economic
                                                 Program Bill (Legislation
                                                 Amendments for Meeting the
                                                 Budget and Economic Policy
                                                 Goals for Fiscal Years 2002 and
                                                 2003) - 2002 (in Hebrew).*

                                     Exhibit D:  Current Israel Description

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* Filed by paper filing under cover of Form SE.




This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on July 1, 2002


                                 STATE OF ISRAEL

                                 By: /s/ Harry Langman
                                     -------------------------------------------
                                     Harry Langman
                                     Consul and Chief Fiscal Officer for the
                                     Western Hemisphere
                                     Ministry of Finance

                                 By: /s/ Yaron Neudorfer
                                     -------------------------------------------
                                     Yaron Neudorfer
                                     Deputy chief Fiscal Officer for the
                                     Western Hemisphere
                                     Ministry of Finance

                                  EXHIBIT INDEX


EXHIBIT
NO.                                                                     PAGE NO.
-------                                                                 --------

A:          None

B:          None

C1:         Copy of the State Budget Proposal for Fiscal Year 2002
            (Additional Adjustments to the State Budget Proposal)
            (in Hebrew).*

C2:         Copy of the Emergency Economic Program Bill (Legislation
            Amendments for Meeting the Budget and Economic Policy
            Goals for Fiscal Years 2002 and 2003) - 2002 (in Hebrew).*

D:          Current Israel Description.                                   D-1


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* Filed by paper filing under cover of Form SE.